

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via Email
Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

Re: **WFRBS Commercial Mortgage Trust 2011-C5**
       WFRBS Commercial Mortgage Trust 2012-C6
       WFRBS Commercial Mortgage Trust 2012-C8
       Forms 10-K for the Fiscal Year Ended December 31, 2012
       Filed March 28, 2013
       File No. 333-172366-01, 333-172366-02 and 333-172366-03

       The Royal Bank of Scotland plc
       Form ABS-15G
       Filed February 13, 2013
       File No. 025-00538

       Liberty Island Group I LLC
       Form ABS-15G
       Filed February 11, 2013
       File No. 025-01194

Dear Mr. Sfarra:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel